UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68946

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Elmcore Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

500 W. Madison St. Suite 1000

(No. and Street)

Chicago   **IL**   **60661**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Felix Danciu   **(312)488-4008**   **info@elmcore.com**

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Wray, Jennifer

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way #168	Sugar Land	TX	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Felix Danciu, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Elmcore Securities LLC, as of February 13, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

[signature]
Notary Public

OFFICIAL SEAL
JACQUELINE RAMIREZ-MARTINEZ
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3/6/26

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ELMCORE SECURITIES LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2023

ELMCORE SECURITIES LLC

Table of Contents

PAGE

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To member of Elmcore Securities LLC,

Opinion on the Financial Statements

We have audited the accompanying statement of the financial condition of Elmcore Securities LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2023, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Elmcore Securities LLC as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Elmcore Securities LLC's management. Our responsibility is to express an opinion on Elmcore Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Elmcore Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III has been subjected to audit procedures performed in conjunction with the audit of Elmcore Securities LLC's financial statements. The supplemental information is the responsibility of Elmcore Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC



We have served as Elmcore Securities LLC's auditor since 2023.

Sugar Land, Texas

February 13, 2024

ELMCORE SECURITIES LLC

Statement of Financial Condition
December 31, 2023

ASSETS

Cash	$	48,125
Accounts Receivable		1,314
Other Assets		226
Total Assets	$	49,664

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts Payable	$	1,462
Due to Related Party		4,914
Total Liabilities	$	6,375

MEMBER'S EQUITY

Member's Equity	$	43,289
Total Liabilities and Member's Equity	$	49,664

ELMCORE SECURITIES LLC

Statement of Income
For the Year Ended December 31, 2023

REVENUE

Investment Banking Fees; M&A Advisory	$	143,977
Total Revenue	$	143,977

EXPENSES	
Salaries and Benefits	282,224
Occupancy and Equipment Expenses	16,452
Travel and Entertainment	17,663
Research	13,721
Regulatory Fees	5,638
Promotional Fees	4,445
Technology, Data and Communication Costs	12,659
Other General and Administrative Expenses	106,955
Total Expenses	459,757

NET INCOME	$	(315,780)

Supplementary Information Regarding Expenses:	
Professional Service Fees	8,113
Bad Debt	95,948
Other Gain (Loss)	(1)

ELMCORE SECURITIES LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

	Total Member's Equity
Beginning Balance December 31, 2022	$ 359,069
Member Contribution	0
Member Distribution	0
Net Income	(315,780)
Ending Balance December 31, 2023	$ 43,289

ELMCORE SECURITIES LLC

Statement of Cash Flows
For the Year Ended December 31, 2023

Operating Activities	
Net Income	$(315,780)
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts Receivable of Non-Cash (Stock)	0
Accounts Receivable of Cash	199,806
Other Assets	(96)
Accounts Payable	(38,900)
Total Adjustments	160,810
Net Cash Provided by Operating Activities	(154,969)
Financing Activities	
Member Distributions of Non-Cash (Stock)	0
Member Distributions of Cash	0
Net Cash Used by Financing Activities	0
Decrease in Cash	(154,969)
Cash, Beginning of Year	203,094
Cash, End of Year	$ 48,125
Supplemental Disclosure of Cash Flow Information	
Cash Paid During the Year for:	
Interest	0
Taxes	0

Notes to Financial Statements
For the Year Ended December 31, 2023

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Elmcore Securities LLC (the "Company") was formed in May 2011 in the State of Nevada as a limited liability company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to engage in private placements of securities and mergers and acquisitions. The Company does not hold customer funds or safeguard customer securities.

Elmcore Group Inc. is the sole member of the Company. The Chief Executive Manager of the Company is Felix Danciu, who owns a majority of the stock of Elmcore Group Inc.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company, with the consent of its member, has elected to be a limited liability company. For tax purposes, the Company is treated like a partnership; therefore, in lieu of business income taxes, the member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to audit by the taxing agencies for years ended December 31, 2020 through 2022.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Cash is maintained at financial institutions and may exceed federally insured limits. The Company has never experienced any losses related to these balances.

During the year ended December 31, 2023, two customers accounted for 72% of the total revenue.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between

market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, is the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Warrants in the amount of $1 are considered Level 3 inputs at December 31, 2023.

Management has reviewed the results of operations for the period of time from its year end December 31, 2023 through January xx, 2024, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, whereby the nature of which would require disclosure.

ASC 606 REVENUE RECOGNITION

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third-parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Nature of Services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue. For more detailed information about reportable segments, see below.

> Fees Earned: Investment banking fees, M&A advisory, and fairness opinions.

Note 2: <u>RELATED PARTY TRANSACTIONS</u>

The Company has an expense sharing agreement with its sole member, Elmcore Group Inc., and shares a proportional amount of the common expenses as outlined in its expense sharing agreement, as amended from time to time. The Company incurred $298,590 to its related parties for the year ended December 31, 2023 to include $282,224 in salaries and benefits, $15,889 in occupancy and equipment expenses, and $477 in technology, data, and communication costs. At December 31, 2023, the Company owed $4,914 to Elmcore Group Inc.

Note 3: <u>LEASES</u>

In February 2016, the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement since it has an expense sharing agreement with its parent company.

Note 4: <u>LITIGATIONS</u>

There were no litigations during the year ended December 31, 2023.

Note 4: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2023 the Company had net capital of $41,750, which was $36,750 in excess of its required net capital of $5,000; additionally, and the Company's ratio of aggregate indebtedness of $6,375 to net capital was 0.15 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker-dealer.

Note 5: <u>GOING CONCERN</u>

As needed, the Company's sole member, Elmcore Group Inc., will contribute capital to fund Company operations and maintain compliance with net capital requirements.

ELMCORE SECURITIES LLC

Schedule I
Computation of Net Capital
Pursuant to Uniform Net Capital Rules 15c3-1
For the Year Ended December 31, 2023

Capital
   Member's Equity $ 43,289

Deductions and Charges:
  Nonallowable Assets:
    Accounts Receivable $ (1,313)
    Other Assets   (226)
                                       $ (1,539)

   Tentative Net Capital $ 41,750

Aggregate Indebtedness
  Accounts Payable $ 6,375

Computation of Basic Net Capital Requirement
  Computed Minimum Net Capital Required $ 425
  Minimum Dollar Net Capital Required   5,000
  Net Capital Required   5,000

Excess Net Capital $ 36,750
Net Capital Less 120% of Minimum Dollar Net
Capital Required $ 35,750

Ratio of Aggregate Indebtedness to Net Capital   0.15 to 1

There are no material differences between the computations above and the computations included in the Company's corresponding unaudited FORM X-17A-5 Part IIA filing as of December 31, 2023.

ELMCORE SECURITIES LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it claims the exemption rely on Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3(b)
December 31, 2023

The Company has no possession or control obligations under SEC 15c3-3(b) because it claims the exemption rely on Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Elmcore Securities LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which The Company state that The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F. R. §240.17a-5 because the Company limits it business activities exclusively to merger and acquisition advisory services and private placement of securities as an agent; during the report period the firm (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Elmcore Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elmcore Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

February 13, 2024

Elmcore Securities LLC

Exemption Report

December 31, 2023

Elmcore Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits it business activities exclusively to merger and acquisition advisory services and private placements of securities as an agent; during the report period the Company (a) did not directly or indirectly receive, hold and or otherwise owe funds or securities for to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4; (b) did not carry accounts of or for customers; and (c) did not carry PAB account (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Elmcore Securities LLC

I, Felix Danciu, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO